UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of November 2015 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
November 2, 2015	MTA	Purchase	39,900	Euro	62.01	83
November 2, 2015	MTA	Sale	8,550	Euro	62.74	28
November 3, 2015	MTA	Purchase	15,200	Euro	61.18	33
November 3, 2015	MTA	Sale	16,150	Euro	61.49	36
November 4, 2015	MTA	Purchase	74	Euro	61.70	1
November 4, 2015	MTA	Sale	14,250	Euro	62.32	38
November 5, 2015	MTA	Sale	16,150	Euro	63.13	43
November 6, 2015	MTA	Purchase	11,400	Euro	62.78	27
November 6, 2015	MTA	Sale	17,100	Euro	63.51	33
November 9, 2015	MTA	Purchase	27,550	Euro	62.69	73
November 10, 2015	MTA	Purchase	2,850	Euro	62.33	3
November 10, 2015	MTA	Sale	25,650	Euro	63.05	90
November 11, 2015	MTA	Purchase	1,900	Euro	64.15	6
November 11, 2015	MTA	Sale	14,250	Euro	64.27	51
November 12, 2015	MTA	Purchase	20,900	Euro	63.48	61
November 12, 2015	MTA	Sale	2,850	Euro	64.63	6
November 13, 2015	MTA	Purchase	18,050	Euro	62.17	38
November 16, 2015	MTA	Purchase	8,610	Euro	61.72	32
November 16, 2015	MTA	Sale	22,824	Euro	62.42	77
November 17, 2015	MTA	Sale	22,776	Euro	63.72	63
November 18, 2015	MTA	Purchase	28,792	Euro	62.98	60
November 19, 2015	MTA	Purchase	16,808	Euro	62.67	43
November 19, 2015	MTA	Sale	12,350	Euro	63.35	31
November 20, 2015	MTA	Purchase	11,400	Euro	62.38	38
November 20, 2015	MTA	Sale	14,250	Euro	62.74	38
November 23, 2015	MTA	Purchase	4,750	Euro	62.45	14
November 23, 2015	MTA	Sale	25,650	Euro	63.17	50
November 24, 2015	MTA	Purchase	45,113	Euro	61.69	105
November 25, 2015	MTA	Sale	46,208	Euro	62.26	107
November 26, 2015	MTA	Sale	7,600	Euro	62.61	23
November 27, 2015	MTA	Purchase	1,900	Euro	62.45	5
November 27, 2015	MTA	Sale	18,226	Euro	62.95	23
November 30, 2015	MTA	Purchase	950	Euro	62.95	2
November 30, 2015	MTA	Sale	7,500	Euro	63.14	21

November 2015  Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	256,147	624
Sales	292,334	758

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: December 11, 2015		MICHAEL A. BOXER
Group General Counsel